FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 14, 2002, Series 2002-1	333-77012

Name of Person Filing the Document
(If Other than the Registrant)

02024063

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 14, 2002

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name:
Title:

John P. Grazer
CFO/EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	26	3,057,676.55	0.45
30.01 - 35.00	21	2,715,359.24	0.40
35.01 - 40.00	40	4,939,571.38	0.73
40.01 - 45.00	40	4,276,803.68	0.63
45.01 - 50.00	75	9,270,807.47	1.37
50.01 - 55.00	93	12,469,578.75	1.85
55.01 - 60.00	168	23,009,363.65	3.41
60.01 - 65.00	237	36,345,998.62	5.38
65.01 - 70.00	287	43,857,761.57	6.50
70.01 - 75.00	597	91,446,254.10	13.54
75.01 - 80.00	870	133,329,259.43	19.75
80.01 - 85.00	802	131,457,980.42	19.47
85.01 - 90.00	1,006	165,172,271.60	24.46
90.01 - 95.00	68	13,879,092.11	2.06
Total:	4,330	675,227,778.57	100.00

Minimum: 12.09
Maximum: 95.00
Weighted Average by Original Balance: 78.20
Weighted Average by Current Balance: 78.20

Original Loan-to-Value Ratio (%) (ARM Pool)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	13	1,932,033.89	0.43
30.01 - 35.00	14	1,594,441.16	0.35
35.01 - 40.00	29	3,817,812.94	0.85
40.01 - 45.00	20	1,850,298.31	0.41
45.01 - 50.00	41	4,280,018.19	0.95
50.01 - 55.00	56	7,804,383.31	1.74
55.01 - 60.00	101	14,177,321.34	3.16
60.01 - 65.00	146	23,035,913.93	5.13
65.01 - 70.00	195	31,800,558.64	7.08
70.01 - 75.00	454	66,084,753.73	14.71
75.01 - 80.00	553	88,708,277.59	19.74
80.01 - 85.00	572	93,846,808.40	20.89
85.01 - 90.00	548	98,375,757.63	21.89
90.01 - 95.00	60	12,026,401.52	2.68
Total:	2,802	449,334,780.58	100.00

Minimum: 17.91
Maximum: 95.00
Weighted Average by Original Balance: 78.48
Weighted Average by Current Balance: 78.48

Original Loan-to-Value Ratio (%) (Fixed Pool)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	13	1,125,642.66	0.50
30.01 - 35.00	7	1,120,918.08	0.50
35.01 - 40.00	11	1,121,758.44	0.50
40.01 - 45.00	20	2,426,505.37	1.07
45.01 - 50.00	34	4,990,789.28	2.21
50.01 - 55.00	37	4,665,195.44	2.07
55.01 - 60.00	67	8,832,042.31	3.91
60.01 - 65.00	91	13,310,084.69	5.89
65.01 - 70.00	92	12,057,202.93	5.34
70.01 - 75.00	143	25,361,500.37	11.23
75.01 - 80.00	317	44,620,981.84	19.75
80.01 - 85.00	230	37,611,172.02	16.65
85.01 - 90.00	458	66,796,513.97	29.57
90.01 - 95.00	8	1,852,690.59	0.82
Total:	1,528	225,892,997.99	100.00

Minimum: 12.09
Maximum: 95.00
Weighted Average by Original Balance: 77.64
Weighted Average by Current Balance: 77.64

Ameriquest Mortgage Company

Series 2002-1 Initial Pool

Deutsche Banc Alex Brown

All records

4,330 records
Balance: 675,227,779

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
121 - 180	218	21,853,792.71	3.24
181 - 240	299	36,188,500.91	5.36
301 - 360	3,813	617,185,484.95	91.40
Total:	4,330	675,227,778.57	100.00

Minimum: 175
Maximum: 360
Weighted Average: 346.71